Filed by Shift Technologies, Inc.
(Commission File No. 001-38839)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Carlotz, Inc.
(Commission File No. 001-38818)

Shift 3Q 2022 Earnings Conference Call Prepared Remarks
November 8, 2022

Cheryl Liu, Manager Corporate Strategy
Good afternoon and welcome to the Shift Technologies third quarter 2022 earnings call. Joining me on the call today is CEO, Jeff Clementz, and CFO Oded Shein.

During our remarks, we will make some forward-looking statements, which represent our current judgment on what the future may hold. And while we believe these judgments are reasonable, these forward-looking statements are not guarantees of future performance and involve certain assumptions, risks and uncertainties.

Actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement. Please refer to our filings with the SEC for a full discussion of the factors that may affect any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise after this conference call.

During the course of the call, we will be referring to non-GAAP measures, as defined and reconciled in our earnings materials.

With that said, I will now turn the call over to Jeff.

Jeff Clementz, Chief Executive Officer
Thank you Cheryl, and good afternoon everyone.

I’d like to start out by thanking all Shift employees for their hard work and execution during the third quarter. It was no easy task to rapidly pivot to our new operating plan, but the team did a great job meeting the challenge. I’m incredibly inspired by the way our team pulled together and immediately set out to the task at hand - giving our customers a simple, fair way to buy used cars.

As we talked about on our last call, the third quarter was a transition period for the company as we pursued our new strategy. This new operating plan prioritizes accelerated profitability and lower cash burn, though at lower unit volumes.

As a reminder, the actions we took during the third quarter include the following:

●Streamlining sales through our online checkout channel and eliminating test drives
●Optimizing our inventory mix and assortment to favor value vehicles, which have more favorable front-end GPUs and overall profitability
●Refocusing our physical footprint to our core west coast markets, thereby rationalizing from 10 hubs to 3
●Reducing front-line roles and corporate positions by ~60% across remote and hub locations, and reducing corporate overhead costs.

After tireless work during the quarter, our new operating plan is now in place and we have the foundation to execute.

The third quarter transition does impact the financial results we’re reporting today, but we expect the benefits to be evident in our fourth quarter results and beyond. Oded will discuss the third quarter results and guidance shortly.

Turning to our strategic priorities.

First, we prioritized achieving positive unit economics from GPU expansion and leverage in selling and marketing, while tightly controlling G&A expenses. As stated earlier, we have shifted our inventory mix to skew towards value vehicles. Now, over half of our vehicles are considered value, which we define as vehicles older than 8 years or over 80,000 miles. As we’ve talked about, sellthrough on those vehicles are consistently higher and have greater front-end and total margins. In this environment with rising interest rates and consumer affordability headwinds, we believe that consumers will naturally be drawn to more value-oriented vehicles when making a car purchase in the coming months.

Second, increase penetration in our west coast markets to grow ecommerce units sold. As you know, we eliminated test drives in the third quarter and moved our focus to the online checkout channel. Not only does this move improve profitability, but as expected we’ve seen strong consumer response as more and more people are opting for a true e-commerce offering. We successfully rationalized our hubs down to 3 to focus on our core west coast markets, although we’re still selling and fulfilling cars to anywhere in the U.S.

The team continues to focus on product innovation as we advance our mission of making car purchase and ownership simple. We rolled out several exciting product updates throughout the third quarter, including a new buyer checkout and dashboard experience that allows the customer to see what needs to happen next to complete their purchase and undergo those actions themselves, such as uploading required documents. We also made a number of other improvements to the online shopping and checkout experience, including a substantial modernization of our vehicle detail page, new personalized shopping experiences, and a more interactive price, payment, and shipping calculator.

Our third priority was to scale our marketplace business. In Q2, we launched a beta version of the Shift Marketplace powered by Fair with a number of inventory listings from our dealer partners in the Greater Los Angeles area. We learned a tremendous amount from this beta test, and plan to relaunch in the first half of 2023 as we optimize and improve the platform. The team continues to build out the shopping experience and will add additional F&I partners and customer shopping options.

Additionally, over the past year we’ve heard from many Dealers that they’ve been impressed with Shift’s “Sell Your Car” flow which enables Shift to source >95% of our inventory directly from consumers. We do this by providing instant quotes and by enabling the customer to conveniently sell their car to Shift at their home or by bringing it to our Hub. Given this Dealer interest, we’ve created and are launching the AutoAcquire platform that allows dealers to embed Shift’s Sell Your Car flow into their website. We are pleased to announce a significant partnership with Off Lease Only, a terrific dealership group based in Florida. We will initially focus on optimizing our platform for Off Lease Only’s Sell Your Car flow, which will launch in Q4, and then open up the platform for additional Dealer partnerships. We believe the combined value proposition of the AutoAcquire platform and the Shift Dealer Marketplace will provide significant value to Dealer partners across the US.

And finally, we are looking forward to integrating the Shift and CarLotz businesses upon the close of the merger, to create a profitable, leading omni-channel used auto retailer. The executive team and the board of directors remain excited by the pending merger and believe that it will create value for both Shift and CarLotz shareholders.

As Shift, we are building a powerful ecosystem. Car sellers and buyers love our ever evolving eCommerce capabilities. In the coming months, we will continue to expand our ecosystem by becoming a leading eCommerce platform that enables our Dealer partners to build a deeper, more engaging relationship with their customers, and in doing so, will increase the access to high quality inventory, to buyer leads, and sales. We will then further build out our platform by adding the Carlotz stores and capabilities to create a leading Omni-channel retail customer experience.

I will now hand it over to Oded to review our financials.

Oded Shein, Chief Financial Officer
Thank you Jeff, and good afternoon.

I’ll start with our third quarter results. Our team continued to perform very well in pivoting to the new strategy while executing the restructuring and inventory liquidation required by the change.
Our third quarter adjusted results met or exceeded our expectations, despite facing macro headwinds in a slowing economy, including rising interest rates and elevated gas prices.
We were also able to successfully manage a higher mix into higher-demand value vehicles.

Total revenue for the third quarter was $161.9 million, a decrease of 10% vs. the prior year period. Total units sold was 6,709, compared to 8,111 last year, a decrease of 17% mostly due to the closure of several hubs in August 2022 as part of the transition to the new operating plan.

The mix between Retail and Wholesale was unusual due to increased use of the wholesale channel to liquidate inventory as we adjust to a smaller geographic footprint. Wholesale was 28% of units sold in Q3 vs. 20% last year.

Adjusted Gross Profit per retail unit was $1,925 in the quarter vs. $2,056 last year.
Our F&I income (or Other gross profit per retail unit) was $1,243, 26.6% higher than last year.

As we transition to a higher penetration of value vehicles with lower ASP’s, we expect our F&I performance to moderate. However, the increased front end margin on value cars is expected to offset the reduced F&I, resulting in higher total retail GPU.

Adjusted SG&A expenses were $39.4 million, which compares favorably to adjusted SG&A expenses of $46.6 million last year. The decrease was primarily due to lower operating costs and marketing expenses as a result of the restructuring.

Lower SG&A this quarter also contributed to improving our adjusted EBITDA loss. Adjusted EBITDA loss for the quarter was $(30.0) million as compared to $(33.3) million in the prior year period.

We ended Q3 with total cash of $56 million, which includes cash and cash equivalents of $44 million, and restricted cash of approximately $12 million. Cash balance declined against the second quarter primarily due to the cost of restructuring, liquidating inventory and operating loss.

Our debt outstanding under the Floorplan facility decreased by $52 million from $94 million in Q2 to $42 million at the end of Q3. The decrease was a function of our lower inventory as a result of the liquidation of inventory in closing hubs.

Now, turning to guidance.

For 2022, we now expect revenue in the range of $665 to $675 million. This implies Q4 revenue to be in a range of $60 to $70 million.

The totals for the fourth quarter and the year are lower than previously provided as we adjust to the new strategy with lower ecommerce units and also lower ASP due to the focus on lower-priced value segment.

We expect 2022 Adjusted GPU to be in the range of $1,700 to $1,800, higher than our prior guidance of $1,600-$1,700. The implied fourth quarter adjusted GPU guidance is $1,800 to $1,900. The GPU benefit is a result of pivoting towards the value segment with higher front-end and total margin.

We still expect 2022 Adjusted EBITDA loss to be in the range of $(133)-$(138) million. This implies fourth quarter Adjusted EBITDA loss of $(20) to $(25) million.

With that, I would now like to turn it over to the operator for Q&A. Operator?

Important Additional Information

In connection with the proposed transaction, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement of the Company and CarLotz, that also constitutes a prospectus of the Company (the “joint proxy statement/prospectus”). Security holders of the Company and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus because they contain important information. Security holders of the Company and CarLotz are also urged to carefully read other relevant documents filed with the SEC when they become available, including any amendments or supplements to the registration statement and joint proxy statement/prospectus, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to the Company’s stockholders and to CarLotz’s stockholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from the Company or CarLotz as described in the paragraph below.

The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.
Participants in the Solicitation

The Company, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’s 2022 annual meeting of stockholders, filed with the SEC on April 29, 2022 and in CarLotz’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz’s subsequent filings with the SEC. Information about the directors and executive officers of the Company and their ownership of the Company’s shares is set forth in the definitive proxy statement for the Company’s 2022 annual meeting of stockholders, filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. Shift’s and CarLotz’s experience and results may differ materially from the experience and results anticipated in such statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (5) the ability of Shift and CarLotz to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in Shift’s and CarLotz’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Shift’s and CarLotz’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Shift and CarLotz undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.